Exhibit (a)(1)(B)

STILLWATER MINING COMPANY

NOTICE TO HOLDERS

OF THE 1.875% CONVERTIBLE SENIOR NOTES DUE 2028
(CUSIP NO. 86074Q AD4 and 86074Q AF9)

February 27, 2013

Reference is made to the Notice to Holders issued by Stillwater Mining Company (the“Company”) on February 14, 2013 (the “Notice”) to holders (the “Holders”) of its 1.875% Convertible Senior Notes due 2028  (the “Notes”). All capitalized terms used but not specifically defined in this notice shall have the meanings given to such terms in the Notice.

The Company hereby provides notice to the Holders that its previously announced offer to purchase the Notes has been amended to provide Holders until 12:00 midnight, New York City time, on March 15, 2013 to exercise the Put right (the "Expiration Date"). The offer to purchase the Notes was previously scheduled to expire at 5:00 p.m., New York City time, on March 13, 2013.  Additionally, Holders can withdraw their previous exercise of the Put Right with respect to any Notes at any time until 12:00 midnight, New York City time, on Friday, March 15, 2013 (the "Withdrawal Date"). A Holder's right to withdraw their previous exercise of the Put Right was previously scheduled to expire at 5:00 p.m., New York City time, on March 14, 2013. As a result of these extensions and pursuant to Section 5.10 of the Indenture, the Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on March 18, 2013, which is the first Business Day following Purchase Date, the appropriate amount of cash required to pay the Purchase Price for all validly surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC and Holders, as applicable. The Company was previously scheduled to provide payment for the Purchase Price by 11:00a.m. on March 15, 2013.

The amendment  is being made to comply with the rules and procedure requirements of the Securities and Exchange Commission (the“Commission”). Except for the extensions described above, all of the terms and conditions set forth in the Notice issued to Holders and filed with the Commission on February 14, 2013 remain unchanged.

Deutsche Bank Trust Company Americas, the Paying Agent for the Notes, has advised the Company that as of February 26, 2013, $0 principal amount of the Notes have been validly surrendered for purchase and not withdrawn and $166,500,000 aggregate principal amount of Notes remain outstanding.

The Paying Agent and the Conversion Agent is:

Deutsche Bank Trust Company Americas

By Hand or Overnight Delivery: Deutsche Bank Trust Company Americas 5022 Gate Parkway, Suite 200 Jacksonville, Florida 32256 Attn: Reorganization Unit, Trust & Securities Services	Facsimile Transmissions: (Eligible Institutions Only) (615) 866-3889 Confirm by Telephone or for Information Call: (800) 735-7777 Email: db.reorg@db.com	By Registered or Certified Mail: Deutsche Bank Trust Company Americas 5022 Gate Parkway, Suite 200 Jacksonville, Florida 32256 Attn: Reorganization Unit, Trust & Securities Services

Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.